The information in this preliminary pricing supplement is not complete and may be changed.  A registration statement relating to the securities has been filed with the Securities and Exchange Commission.  This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion Preliminary Pricing Supplement dated March 10, 2011

Preliminary Pricing Supplement No. 157 to Product Prospectus Supplement No. EPN-2 dated February 18, 2011 and Prospectus dated April 2, 2010	Filed pursuant to Rule 424(b)(5) Registration Statement Nos. 333-162193 and 333-162193-01 March 10, 2011

The Royal Bank of Scotland N.V. (Issuer) RBS Holdings N.V. (Guarantor)

$ Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund

■
300% upside participation at maturity in any increase in the closing price of the shares of the iShares® MSCI EAFE Index Fund (the “Underlying Fund”), subject to a maximum return of 20% - 22% over the Original Offering Price.
$1,000 principal amount per Enhanced Participation NoteTM Expected* dates:
■
Full downside exposure to any decrease in the closing price of the shares of the Underlying Fund in excess of the 15% Buffer Amount.  Potential for substantial loss if the closing price of the shares of the Underlying Fund falls below the Buffer Value.
		Pricing Date: Settlement Date: Maturity Date:	March 28, 2011 March 31, 2011 April 1, 2013
■	Payment at maturity is subject to the creditworthiness of The Royal Bank of Scotland N.V., as the issuer, and RBS Holdings N.V., as the guarantor of the issuer’s obligations under the securities.	CUSIP / ISIN No.: 78009KRP9 / US78009KRP92
■	24-month term (approximately).	*Expected. In the event that we make any change to the expected pricing date or settlement date, the maturity date will be changed so that the stated term of the securities remains the same. See also “Clearance and Settlement” on page PS-15 of this pricing supplement.
■	No periodic interest payments.
■	No listing on any securities exchange.

The Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April   , 2013 (together with the related guarantees, the “securities”) involve risks not associated with an investment in conventional debt securities.  See “Risk Factors” beginning on page PS-6 of this pricing supplement and beginning on page S-16 of Product Prospectus Supplement No. EPN-2 (the “product supplement”).
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved the securities, or determined if this pricing supplement, the product supplement or the prospectus are truthful or complete.  Any representation to the contrary is a criminal offense.
	Per security	Total
Original Offering Price (1)	$1,000.00	$
Underwriting discount (2)	$ 10.00	$
Proceeds, before expenses, to The Royal Bank of Scotland N.V.	$ 990.00	$
(1) The value you might expect to receive if you were able to resell the securities on the pricing date is less than the Original Offering Price.  This is because the Original Offering Price includes the underwriting discount set forth above and also reflects our cost of hedging our obligations under the securities.  For additional information, see “Risk Factors—The value of your securities on the pricing date is less than the Original Offering Price due to the underwriting discount and our cost of hedging, both of which can be expected to be reflected in secondary market prices” on page S-20 of the product supplement.  The Original Offering Price also does not include fees that you may be charged if you buy the securities through your registered investment advisers for managed fee-based accounts.

(2) RBS Securities Inc. (“RBSSI”) has entered into an agreement with SIP America LLC (“SIP America”), a registered broker-dealer and FINRA member, under which RBSSI will pay SIP America a fee in an amount equal to 0.50% of the principal amount of securities issued by The Royal Bank of Scotland N.V. on the settlement date in consideration for its role in marketing the securities.  No securities will be sold by RBSSI to or through SIP America in this offering.  For additional information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-15 of this pricing supplement.

The securities are not sponsored, endorsed, sold or promoted by BlackRock Institutional Trust Company, N.A. (“BTC”).  BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities.  BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

RBS Securities Inc.
March   , 2011

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Summary

The Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April   , 2013 (together with the related guarantees, each, a “security” and collectively, the “securities”) are senior unsecured obligations issued by us, The Royal Bank of Scotland N.V., and are fully and unconditionally guaranteed by our parent company, RBS Holdings N.V.  The securities will rank equally with all of our other unsecured senior obligations from time to time outstanding, and any payments due on the securities, including any repayment of an investor’s inital investment, will be subject to the ability of RBS NV, as the issuer of the securities, and RBS Holdings, as the guarantor of the issuer’s obligations under the securities, to pay their respective obligations as they become due.  The securities provide investors with enhanced upside participation, subject to a maximum return over the Original Offering Price, in a moderate increase, if any, in the closing price of the shares of the Underlying Fund from the Initial Value to the Final Value.  Investors will not receive any interest payments, the return on the securities will never exceed the Capped Return, and the Payment at Maturity will never exceed the Maximum Payment per Security.  Investors must be willing to accept the risk of losing some or substantially all of their investment.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the product supplement.

Key Terms
Issuer:	The Royal Bank of Scotland N.V. (“RBS NV”)
Guarantor:	RBS Holdings N.V. (“RBS Holdings”)
Original Offering Price:	$1,000 per security
Term:	24 months (approximately)
Underlying Fund:	The iShares® MSCI EAFE Index Fund (Bloomberg ticker: “EFA”), which tracks the MSCI EAFE Index (the “Target Index”)
Participation Rate:	300%. This represents three times upside participation in any increase in the closing price of the Underlying Fund from the Initial Value to the Final Value, subject to the Capped Return.
Initial Value:	The closing price of the shares of the Underlying Fund on the pricing date. The Initial Value will be determined by the Calculation Agent and set forth in the final pricing supplement.
Final Value:
The closing price of the shares of the Underlying Fund on the Valuation Date, as determined by the Calculation Agent, multiplied by the Adjustment Factor.  The Adjustment Factor will be set initially at 1.0, but will be subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Fund.  See “Description of the Securities—Adjustment Events for Underlying Stocks and Underlying Funds” in the accompanying product supplement.

Reference Return:
Measures the percentage increase or decrease in the closing price of the shares of the Underlying Fund from the Initial Value to the Final Value, and will be equal to:
Final Value – Initial Value
          Initial Value

Capped Return:
20% - 22% over the Original Offering Price per security.  The Capped Return represents a return over the full term of the security and not an annualized return.  The actual Capped Return will be determined on the pricing date and set forth in the final pricing supplement.

Maximum Payment per Security:	$1,200 - $1,220 per security. The actual Maximum Payment per Security will be determined on the pricing date and set forth in the final pricing supplement.
Buffer Amount (%):	15% (representing a protection against any decrease in the closing price of the Underlying Fund up to the Buffer Value).
Buffer Value:	85% of the Initial Value, rounded to two decimal places. The actual Buffer Value will be determined on the pricing date and set forth in the final pricing supplement.
Valuation Date:
March   , 2013, the third Market Measure Business Day before the Maturity Date.  If a Market Disruption Event occurs or is continuing on the scheduled Valuation Date or if the scheduled Valuation Date is not a Market Measure Business Day, the Valuation Date will be postponed as described in the accompanying product supplement under “Description of the Securities—The Initial Value and the Final Value” and “Description of the Securities—Market Disruption Events.”

Maturity Date:	April , 2013. If the Valuation Date is postponed, the Maturity Date will be the third business day following the Valuation Date, as postponed.
Payment at Maturity:	On the Maturity Date, you will be entitled to receive a cash payment per security determined by the Calculation Agent as described on the following page.
Calculation Agent:	RBS Securities Inc., an affiliate of RBS NV

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Determining the Payment at Maturity

On the Maturity Date, you will be entitled to receive a cash payment per security calculated as follows:

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Examples of Payment at Maturity Calculations

Set forth below are four hypothetical examples of Payment at Maturity calculations (rounded to two decimal places), reflecting the following values and hypothetical data:

•	the Participation Rate of 300%;

•	the Buffer Amount of 15% (representing a protection against any decrease in the closing price of the Underlying Fund up to the Buffer Value);

•	the hypothetical Initial Value of 60.64 (the closing price of the shares of the Underlying Fund on March 7, 2011);

•	the hypothetical Buffer Value of 51.54 (85% of the hypothetical Initial Value, rounded to two decimal places); and

•	the hypothetical Capped Return of 21% over the Original Offering Price per security (the midpoint of the Capped Return range of 20% to 22%).

Any payment at maturity is subject to the ability of RBS NV, as the issuer of the securities, and RBS Holdings, as the guarantor of the issuer’s obligations under the securities, to pay their respective obligations as they become due.

EXAMPLE 1 — The hypothetical Final Value is 42.45 (which is 30% below the hypothetical Initial Value), representing a decrease in the closing price of the Underlying Fund by more than the Buffer Amount:

Reference Return	=	42.45 – 60.64	=	-30%
60.64

Payment at Maturity (per security) = $1,000 + [$1,000 x (-30% + 15%)] = $850 (i.e., a 15% loss).

If the closing price per share of the Underlying Fund has decreased from the Initial Value to the Final Value by a percentage that is greater than the Buffer Amount (i.e., if the Final Value is less than the Buffer Value), your investment will be fully exposed to any decline in the closing price of the Underlying Fund beyond the Buffer Amount, and you could lose some or most (up to 85% of the Original Offering Price) of your investment.

EXAMPLE 2 — The hypothetical Final Value is 57.61 (which is 5% below the hypothetical Initial Value), representing a decrease in the closing price of the Underlying Fund by less than the Buffer Amount:

Payment at Maturity (per security) = $1,000 (i.e., a 0% return).

If the closing price per share of the Underlying Fund has decreased from the Initial Value to the Final Value by a percentage that is not greater than the Buffer Amount (i.e., if the Final Value is less than the Initial Value, but is equal to or greater than the Buffer Value), the Payment at Maturity will equal the $1,000 Original Offering Price.

EXAMPLE 3 — The hypothetical Final Value is 63.67 (which is 5% above the hypothetical Initial Value):

Reference Return	=	63.67 – 60.64	=	5%
60.64

Payment at Maturity (per security) will be equal to the lesser of:
(a) $1,000 + ($1,000 x 300% x 5%) = $1,150; and
(b) $1,000 + ($1,000 x 21%) = $1,210.

Payment at Maturity (per security) = $1,150 (i.e., a 15% return).

EXAMPLE 4 — The hypothetical Final Value is 78.83 (which is 30% above the hypothetical Initial Value):

Reference Return	=	78.83 – 60.64	=	30%
60.64

Payment at Maturity (per security) will be equal to the lesser of:
(a) $1,000 + ($1,000 x 300% x 30%) = $1,900; and
(b) $1,000 + ($1,000 x 21%) = $1,210.

Payment at Maturity (per security) = $1,210 (i.e., a 21% return).

The Payment at Maturity cannot exceed the Maximum Payment per Security.

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Hypothetical Payout Profile and Payment at Maturity

For purposes of illustration only, the Hypothetical Payout Profile and Hypothetical Payment at Maturity below reflect the hypothetical returns at maturity and hypothetical payments at maturity per security for a range of hypothetical Final Values of the Underlying Fund from +50% to -50%.  The hypothetical Final Values presented below will not include any income generated by dividends paid on the shares of the Underlying Fund or on the securities included in the Underlying Fund or the Target Index, which you would otherwise be entitled to receive if you invested in the shares of the Underlying Fund or in the securities included in the Underlying Fund or the Target Index directly.

The graph and chart reflect the Participation Rate of 300%, the Buffer Amount of 15%, the hypothetical Initial Value of 60.64 (the closing price of the shares of the Underlying Fund on March 7, 2011), the hypothetical Buffer Value of 51.54 (85% of the hypothetical Initial Value, rounded to two decimal places), the hypothetical Capped Return of 21% over the Original Offering Price per security (the midpoint of the Capped Return range of 20% to 22%), and the hypothetical Maximum Payment per Security of $1,210 (the midpoint of the Maximum Payment per Security range of $1,200 to $1,220).  The actual Payment at Maturity that you are entitled to receive and the resulting return on your investment will depend on the actual Initial Value, Buffer Value, Capped Return and Maximum Payment per Security, which will be determined on the pricing date and set forth in the final pricing supplement.

Any payment at maturity is subject to the ability of RBS NV, as the issuer of the securities, and RBS Holdings, as the guarantor of the issuer’s obligations under the securities, to pay their respective obligations as they become due.

HYPOTHETICAL PAYOUT PROFILE

This graph reflects the hypothetical returns on the securities at maturity.  The green line reflects the hypothetical returns on the securities, while the dotted line reflects the return of a hypothetical direct investment in the shares of the Underlying Fund, excluding dividends.

HYPOTHETICAL PAYMENT AT MATURITY
Final Value	Reference Return	Return on the Securities	Payment at Maturity per Security
90.96	50.00%	21.00%	$1,210.00
84.90	40.00%	21.00%	$1,210.00
78.83	30.00%	21.00%	$1,210.00
73.37	21.00%	21.00%	$1,210.00
66.70	10.00%	21.00%	$1,210.00
64.88	7.00%	21.00%	$1,210.00
63.67	5.00%	15.00%	$1,150.00
60.64	0.00%	0.00%	$1,000.00
57.61	-5.00%	0.00%	$1,000.00
54.58	-10.00%	0.00%	$1,000.00
51.54	-15.00%	0.00%	$1,000.00
48.51	-20.00%	-5.00%	$950.00
42.45	-30.00%	-15.00%	$850.00
36.38	-40.00%	-25.00%	$750.00
30.32	-50.00%	-35.00%	$650.00

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Risk Factors

There are important differences between the securities and a conventional debt security.  An investment in the securities involves significant risks, including those listed below.  You should carefully review the more detailed explanation of risks relating to the securities in the “Risk Factors” sections beginning on page S-16 of the product supplement.  We also urge you to consult with your investment, legal, accounting, tax, and other advisors before you invest in the securities.

•	The securities are not conventional debt securities—they do not pay interest and there is no guaranteed return of principal; you may lose some or all of your investment in the securities.

•	The credit risk of The Royal Bank of Scotland N.V. and RBS Holdings N.V., and their credit ratings and credit spreads may adversely affect the value of the securities.

•	The return on your initial investment is limited to the Capped Return and your Payment at Maturity is limited to the Maximum Payment per Security.

•	The Payment at Maturity will depend on the Final Value, which is determined only on a valuation date shortly before the maturity date.

•	The securities may not be a suitable investment for you.

•	Although we are a bank, the securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government agency.

•	The securities will not be listed on any securities exchange and there may be little or no secondary market for the securities.

•	The value of the securities prior to maturity will be influenced by many unpredictable factors, and may be less than the Original Offering Price.

•	An increase in the closing price of the Underlying Fund may not increase the value of your securities.

•
The value of your securities on the pricing date is less than the Original Offering Price due to the underwriting discount and our cost of hedging, both of which can be expected to be reflected in secondary market prices.

•	Hedging and trading activities by us or our affiliates may adversely affect your return on the securities and the value of the securities.

•	The holding of securities by our affiliates and future sales by our affiliates could be in conflict with your interests.

•	There may be potential conflicts of interest between security holders and the calculation agent or other of our affiliates.

•
RBSSI and its affiliates may publish reports, express opinions or provide recommendations that are inconsistent with investing in or holding the securities.  Any such reports, opinions or recommendations could affect the closing price of the Underlying Fund and therefore the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are unclear.

•	An investment in the securities is not the same as a direct investment in the shares of the Underlying Fund or in the securities that comprise the Underlying Fund.

•	Adjustments to the Underlying Fund could adversely affect the securities.

•	The securities are subject to currency exchange rate risk.

•	We may engage in business with or involving the Underlying Fund or one or more of the issuers of the securities comprising the Underlying Fund or the Target Index without regard to your interests.

•	We do not control the Underlying Fund or any issuer whose securities comprise the Underlying Fund or the Target Index, and we are not responsible for any of their disclosure.

•	Your return may be affected by factors affecting international securities markets.

•	There may be limited anti-dilution protection for securities linked to the Underlying Fund.

•	The policies of the investment advisor for the Underlying Fund could affect the value of the securities.

•	There are risks associated with the Underlying Fund to which your securities are linked.

•	The Underlying Fund may not always be able exactly to replicate the performance of the Target Index.

•	The return of the Underlying Fund will be reduced by its expense ratio.

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Investor Considerations

You may wish to consider an investment in the securities if:

•	You anticipate that the closing price of the Underlying Fund will increase moderately from the Initial Value to the Final Value.

•	You accept that your investment may result in a loss, which could be significant, if the Final Value of the Underlying Fund is less than the Initial Value by more than the Buffer Amount.

•	You accept that the return on the securities will not exceed the Capped Return.

•	You do not seek a current income stream from your investment.

•	You are willing to forgo interest payments on the securities such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•
You seek exposure to the fluctuations in the closing price of the shares of the Underlying Fund with no expectation of dividends or other benefits of owning the shares of the Underlying Fund or the securities comprising the Underlying Fund or the Target Index.

•
You are willing to accept that a trading market is not expected to develop for the securities and you understand that secondary market prices for the securities, if any, will be affected by various factors, including our actual and perceived creditworthiness.

•	You are able to and willing to hold the securities until maturity.

•
You are willing to make an investment, the payments on which depend on the creditworthiness of RBS NV, as the issuer of the securities, and RBS Holdings, as the guarantor of the issuer’s obligations under the securities.

The securities may not be an appropriate investment for you if:

•	You are not willing to be exposed to fluctuations in the closing price of the Underlying Fund.

•	You seek full principal protection or preservation of capital invested.

•
You believe the closing price of the Underlying Fund will decrease from the Initial Value or that the closing price of the Underlying Fund will not increase sufficiently over the term of the securities to provide you with your desired return.

•	You seek a return on your investment that will not be capped at the Capped Return.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends or other distributions paid on the shares of the Underlying Fund or the securities included in the Underlying Fund or the Target Index.

•	You seek assurances that there will be a liquid market if and when you want to sell the securities prior to maturity.

•	You are unwilling or are unable to assume the credit risk associated with RBS NV, as the issuer, and RBS Holdings, as the guarantor of the issuer’s obligations under the securities.

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

The Underlying Fund

We have derived all information contained in this pricing supplement regarding the iShares® MSCI EAFE Index Fund (the “Underlying Fund”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. (“BTC”) and BlackRock Fund Advisors (“BFA”).  The Underlying Fund is an investment portfolio maintained and managed by iShares® Trust.  BFA, a wholly owned subsidiary of BTC, is currently the investment adviser to the Underlying Fund.  The Underlying Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “EFA.”  We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Underlying Fund.  Information provided to or filed with the Securities and Exchange Commission (the “SEC”) by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at www.sec.gov.  For additional information regarding iShares® Trust, BFA and the Underlying Fund, please see the prospectus dated December 1, 2010.  In addition, information about iShares® and the Underlying Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com.  We make no representation or warranty as to the accuracy or completeness of such information.  Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer The securities are not sponsored, endorsed, sold or promoted by BTC.  BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities.  BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Investment Objective and Strategy The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index (the “Target Index”).  The Underlying Fund holds equity securities traded primarily in certain developed markets.  The Underlying Fund currently has an expense ratio of approximately 0.35% per year.  The Target Index was developed by MSCI Inc. (“MSCI”) as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets.  For more information about the Target Index, please see “Background on the MSCI Indices” in this pricing supplement.

As of January 31, 2011, the Underlying Fund holdings by country consisted of the following 29 countries: Australia, Austria, Belgium, Bermuda, China, Cyprus, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Jersey, Luxembourg, Macau, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Kingdom and the United States.  In addition, as of January 31, 2011, the Underlying Fund’s three largest holdings by country were Japan, the United Kingdom and France.  As of such date, its three largest equity securities were Nestle SA-REG, HSBC Holdings plc and Vodafone Group plc, and its three largest sectors were Financials, Industrials and Materials.

The Underlying Fund uses a representative sampling strategy (as described below under “Representative Sampling”) to try to track the Target Index.  In addition, the Underlying Fund may invest up to 10% of its assets in securities not included in the Target Index, but which BFA believes will help the Underlying Fund track the Target Index and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling  The Underlying Fund pursues a “representative sampling” strategy in attempting to track the performance of the Target Index, and generally does not hold all of the equity securities included in the Target Index.  The Underlying Fund invests in a representative sample of securities that collectively has an investment profile similar to the Target Index.  Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Target Index.

Correlation The Target Index is a theoretical financial calculation, while the Underlying Fund is an actual investment portfolio.  The performance of the Underlying Fund and the Target Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the Underlying Fund’s portfolio and the Target Index resulting from legal restrictions (such as diversification requirements) that apply to the Underlying Fund but not to the Target Index or the use of representative sampling.  A figure of 100% would indicate perfect correlation.  Any correlation of less than 100% is called “tracking error.”  BFA expects that, over time, the Underlying Fund’s tracking error will not exceed 5%.  The Underlying Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy.  Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy The Underlying Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Target Index is concentrated.  For purposes of this

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information  As of January 31, 2011, 99.74% of the Underlying Fund’s holdings consisted of equity securities, 0.01% consisted of cash and 0.25% was in other assets, including dividends booked but not yet received.  The following tables summarize the Underlying Fund’s top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of January 31, 2011

Company	Percentage of Total Holdings
HSBC Holdings plc	1.69%
Nestle S.A.-REG	1.66%
Vodafone Group plc	1.30%
BHP Billiton Limited	1.30%
BP plc	1.28%
Royal Dutch Shell plc-A SHS	1.10%
TOTAL S.A.	1.09%
Novartis AG-REG	1.04%
Toyota Motor Corporation	0.99%
Roche Holding AG	0.95%

Top holdings by sector as of January 31, 2011

Sector	Percentage of Total Holdings
Financials	24.48%
Industrials	12.90%
Materials	10.87%
Consumer Discretionary	10.30%
Consumer Staples	9.49%
Energy	8.16%
Health Care	7.97%
Telecommunication Services	5.52%
Utilities	5.07%
Information Technology	4.96%
Other/Undefined	0.28%

The information above was compiled from the iShares® website.  We make no representation or warranty as to the accuracy or completeness of such information.  Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Background on the MSCI Indices

We have derived all information contained in this pricing supplement regarding the Target Index and the MSCI International Equity Indices (the “MSCI Indices”), including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information.  Such information reflects the policies of, and is subject to change by, MSCI.  We make no representation or warranty as to the accuracy or completeness of such information.  The MSCI Indices are calculated, maintained and published by MSCI.  MSCI has no obligation to continue to publish, and may discontinue publication of, any of the MSCI Indices.  Additional information regarding MSCI and the MSCI Indices may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the MSCI website at www.msci.com.  We make no representation or warranty as to the accuracy or completeness of such information.  Information contained in the MSCI website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer  The securities are not sponsored, endorsed, sold or promoted by MSCI.  MSCI makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities, or the ability of the Target Index to track general stock market performance.  MSCI has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

The MSCI EAFE® Index. The Target Index is a free float-adjusted market capitalization index intended to measure the equity market performance of certain developed markets.  The Target Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours.  As of January 31, 2011, the Target Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.  Effective May 27, 2010, Israel has been reclassified as a developed market.  Since that date, Israel has been included in the Target Index.  The Target Index is reported by Bloomberg L.P. under the ticker symbol “MXEA.”  The Target Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

General - MSCI Indices. MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks.  In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.  On March 28, 2007, MSCI announced changes to the methodology used by MSCI to calculate its Standard and Small Cap Indices.  The transition of the Standard and Small Cap Indices to the MSCI Indices occurred in two phases, the first completed as of November 30, 2007 and the second completed as of May 30, 2008.  The current index calculation methodology used to formulate the MSCI International Equity Indices (and which is also used to formulate the indices included in the MSCI Global Index Series) (the “MSCI Global Investable Market Indices Methodology”) was implemented as of June 1, 2008.

Constructing the MSCI Global Investable Market Indices  MSCI undertakes an index construction process, which involves:
•	defining the equity universe;
•	determining the market investable equity universe for each market;
•	determining market capitalization size segments for each market;
•	applying index continuity rules for the MSCI Standard Index;
•	creating style segments within each size segment within each market; and
•	classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe  The equity universe is defined by:
•
Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”).  All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe.  Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

•
Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country, which allows for sorting of each company by its respective country.

Determining the Market Investable Equity Universes  A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market.  A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes.  Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:
•
Equity Universe Minimum Size Requirement: this investability screen is applied at the company level.  In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.  A company will meet this requirement if its cumulative free float adjusted market capitalization is within the top 99% of the sorted equity universe.

•
Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level.  To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

•
DM and EM Minimum Liquidity Requirement: this investability screen is applied at the individual security level.  To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity.  The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity.  In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered.  A minimum liquidity level of 20% of three-month and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

•
Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level.  To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold.  The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors.  This proportion accounts for the available free float of and/or the foreign ownership

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.
•
Minimum Length of Trading Requirement: this investability screen is applied at the individual security level.  For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi–annual index review (as described below).  This requirement is applicable to small new issues in all markets.  Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the MSCI Standard Index outside of a Quarterly or Semi–Annual Index Review.

In instances when a security does not meet the above criteria, the security will be represented by a relevant liquid eligible Depository Receipt if it is trading in the same geographical region. Depository Receipts are deemed liquid if they meet all the above mentioned criteria for twelve-month ATVR, three-month ATVR and three-month Frequency of Trading.

Defining Market Capitalization Size Segments for Each Market  Once a market investable equity universe is defined, it is segmented into the following size–based indices:
•	Investable Market Index (Large + Mid + Small);
•	Standard Index (Large + Mid);
•	Large Cap Index;
•	Mid Cap Index; or
•	Small Cap Index.

Creating the size segment indices in each market involves the following steps:
•	defining the market coverage target range for each size segment;
•	determining the global minimum size range for each size segment;
•	determining the market size–segment cutoffs and associated segment number of companies;
•	assigning companies to the size segments; and
•	applying final size–segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices  In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.  The application of this requirement involves the following steps:

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market.  At subsequent index reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment  All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard  All securities in the global investable equity universe are assigned to the industry that best describes their business activities.  To this end, MSCI has designed, in conjunction with Standard & Poor’s, the Global Industry Classification Standard (“GICS”).  The GICS entails four levels of classification: (1) sector; (2) industry groups; (3) industries; (4) sub-industries.  Under the GICS, each company is assigned to one sub–industry according to its principal business activity.  Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance  The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability, and low index turnover.  In particular, index maintenance involves:

i.	Semi–Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:
•	updating the indices on the basis of a fully refreshed equity universe;
•	taking buffer rules into consideration for migration of securities across size and style segments; and
•	updating FIFs and Number of Shares (“NOS”).
•
The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable.  A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

ii.	Quarterly Index Reviews (“QIRs”) in February and August (in addition to the SAIRs in May and November) of the Size Segment Indices aimed at:
•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and
•	reflecting the impact of significant market events on FIFs and updating NOS.
•
QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace.  This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR.  QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS.  Only additions of significant new investable companies are considered, and only for the Standard Index.  The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR.  The style classification is reviewed only for companies that are reassigned to a different size segment.

iii.
Ongoing event–related changes are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events.  They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis.  These changes are generally implemented in the indices as they occur.  Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

HISTORICAL INFORMATION

The chart below sets forth the historical performance of the iShares® MSCI EAFE Index Fund based on the weekly closing price of one share of the Underlying Fund from March 7, 2006 through March 7, 2011.  In addition, the table below sets forth the published high and low closing prices (rounded to two decimal places) of the shares of the Underlying Fund for each quarter in the period from January 1, 2006 through March 7, 2011. The closing price of one share of the Underlying Fund on March 7, 2011 was $60.64.  We obtained the closing prices of one share of the Underlying Fund below from Bloomberg.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical closing prices of one share of the Underlying Fund are not indicative of the future performance of the Underlying Fund or what the value of the securities will be.  Any historical upward or downward trend in the closing price of the Underlying Fund during any period set forth below is not an indication that the Underlying Fund is more or less likely to increase or decrease at any time during the term of the securities.  Neither we nor RBS Holdings can guarantee that the closing price of the Underlying Fund will increase.

High and Low Closing Prices of the iShares® MSCI EAFE Index Fund

	High	Low		High	Low
	$	$		$	$
2006			2009
First Quarter	65.40	60.33	First Quarter	45.44	31.69
Second Quarter	70.58	59.60	Second Quarter	49.04	38.57
Third Quarter	68.46	61.62	Third Quarter	55.81	43.91
Fourth Quarter	74.31	67.96	Fourth Quarter	57.28	52.66

2007			2010
First Quarter	76.94	70.95	First Quarter	57.96	50.45
Second Quarter	81.79	76.47	Second Quarter	58.03	46.29
Third Quarter	83.77	73.70	Third Quarter	55.42	47.09
Fourth Quarter	86.18	78.24	Fourth Quarter	59.46	54.25

2008			2011
First Quarter	78.35	68.31	First Quarter (through March 7, 2011)	61.91	57.27
Second Quarter	78.52	68.10
Third Quarter	68.04	53.08
Fourth Quarter	55.88	35.71

Source: Bloomberg

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Summary Tax Consequences

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment:

●	you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale or exchange; and

●
subject to the potential application of the “constructive ownership” regime discussed below, your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year.

If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Even if the treatment of the securities as prepaid financial contracts is respected, the securities could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the securities would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” (which, although the matter is unclear, may equal the amount of long-term capital gain you would have recognized if on the issue date you had invested an amount equal to the Original Offering Price of your securities in shares of the Underlying Fund and sold those shares for their fair market value on the date your securities are sold, exchanged, or retired). Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the securities, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

For a discussion of Dutch tax considerations relating to the securities, you should refer to the section in the accompanying product supplement entitled “Taxation in the Netherlands.”

We do not provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments, the potential application of the “constructive ownership” regime, and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed RBS Securities Inc. (“RBSSI”) as our selling agent for this offering.  RBSSI will purchase these securities as principal for its own account at the discount set forth on the cover of this pricing supplement.  RBSSI has informed us that, as part of its distribution of the securities, it intends to reoffer the securities to other dealers who will sell the securities.  Each such dealer engaged by RBSSI, or further engaged by a dealer to whom RBSSI reoffers the securities, will purchase the securities at an agreed concession, not in excess of the discount that RBSSI will receive from us.  RBSSI has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the securities at the same concession.  You can find a general description of the commission rates payable to the selling agents under “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.  In addition, RBSSI has entered into an agreement with SIP America LLC (“SIP America”), a registered broker-dealer and FINRA member, under which RBSSI will pay SIP America a fee in an amount equal to 0.50% of the principal amount of securities issued by RBS NV on the settlement date in consideration for its role in marketing the securities.  No securities will be sold by RBSSI to or through SIP America in this offering.

RBSSI is an affiliate of ours and RBS Holdings.  RBSSI will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate.  Following the initial distribution of any of these securities, RBSSI may offer and sell those securities in the course of its business as a broker-dealer.  RBSSI may act as principal or selling agent in those transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise.  RBSSI may use this pricing supplement and the accompanying prospectus and product supplement, in connection with any of those transactions.  RBSSI is not obligated to make a market in any of these securities and may discontinue any market-making activities at any time without notice.

We and our affiliates, including RBSSI, may enter into one or more hedging transactions in connection with this offering of securities.  See “Use of Proceeds; Hedging” in the accompanying product supplement.

To the extent the total aggregate principal amount of the securities being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates has agreed to purchase the unsold portion, which may constitute up to 15% of the total aggregate principal amount of the securities, and to hold such securities initially for its own investment purposes.  See “The holding of securities by our affiliates and future sales by our affiliates could be in conflict with your interests” under the heading “Risk Factors” and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Clearance and Settlement

We may deliver the securities against payment therefor on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree to otherwise.  Accordingly, if the initial settlement of the securities occurs more than three business days from the pricing date, purchasers who wish to trade the securities more than three business days prior to the original issue date of the securities will be required to specify alternative arrangements to prevent a failed settlement.

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Where You Can Find More Information

RBS NV has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement and other documents, including the applicable product supplement, related to this offering that RBS NV has filed with the SEC for more complete information about RBS NV and the offering of the securities.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, RBS NV, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and product supplement if you request by calling toll free (866) 747-4332.

You should read this pricing supplement together with the prospectus dated April 2, 2010, and the more detailed information contained in the product supplement dated February 18, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Prospectus Supplement No. EPN-2 dated February 18, 2011:
http://www.sec.gov/Archives/edgar/data/897878/000095010311000683/dp21254_424b5.htm

•	Prospectus dated April 2, 2010:
http://www.sec.gov/Archives/edgar/data/897878/000095010310000965/crt_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 897878.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” and the “Bank” or similar references are to The Royal Bank of Scotland N.V.

The securities are our unsecured and unsubordinated obligations issued as part of our RBS NotesSM program and guaranteed by RBS Holdings.  RBS NotesSM is a service mark of The Royal Bank of Scotland N.V.

These securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

We reserve the right to withdraw, cancel or modify any offering of the securities and to reject orders in whole or in part prior to their issuance.

THE ROYAL BANK OF SCOTLAND N.V. Capped Enhanced Participation NotesTM with Fixed Buffer Linked to the iShares® MSCI EAFE Index Fund due April , 2013

Four Categories of RBS Investor Products

RBS Investor Products is the brand name for RBS NV’s securities offerings that provide market-driven investment solutions across different asset classes and investor risk profiles to help meet your portfolio needs.  RBS Investor Products are divided into four broad categories depending on the level of risk to your principal invested at maturity:  Protection, Fixed Buffer, Contingent Buffer and Full Exposure.  These broad categories are intended to help you to first understand the degree of your principal at risk at maturity, before you consider the upside potential of RBS Investor Products.  The following description is only an overview of the four categories of RBS Investor Products, and does not represent any particular security nor guarantee performance.  All payments due on RBS Investor Products are subject to the credit risk of RBS NV, as the issuer, and RBS Holdings, as the guarantor of the issuer’s obligations under the securities.

Protection investments provide for full or partial protection on your invested principal at maturity against downside market movements, subject to the creditworthiness of the issuer and the guarantor.  These securities are designed for investors who place a priority on the preservation of principal at maturity, while potentially offering better returns than traditional fixed income investments.  These securities tend to have a longer term than securities that do not offer protection, and principal invested is not protected prior to maturity.

Fixed Buffer investments provide a modest buffer at maturity against downside market movements.  These securities are designed for investors who seek potential growth or income, and who also seek some cushion against modest market declines up to a specified buffer.  You are exposed to the full market decline in the underlying asset beyond the specified buffer, and you can lose some or a substantial portion of your investment.

Contingent Buffer investments provide some protection against downside market movements only if the underlying asset does not fall to or below a specified level during the term of the securities.  If the underlying asset falls to or below this specified level, you are exposed to the full market decline in the underlying asset at maturity without any cushion against downside market movements.  These investments are for more aggressive investors who can tolerate full downside risk but find the contingent buffer to be an appealing form of tactical cushion.  You can lose some or all of your investment.

Full Exposure investments expose investors to full downside risk to any decline in the underlying asset.  These investments are meant for investors who are willing to take full market risk in return for either enhanced appreciation or access to a unique underlying asset or strategy.  You can lose some or all of your investment.

RBS Investor Products can provide access to a range of asset classes and risk and potential return profiles.  These investments can play an important role as a portion of a diversified investment portfolio.  In assessing the potential return of any RBS Investor Product, you should understand that these securities involve significant investment risks, and you should carefully review the applicable pricing supplement, product supplement and prospectus before investing.